FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 23, 2014

Relating to Preliminary Prospectus dated July 23, 2014

Registration No. 333-196539

FREE WRITING PROSPECTUS

On July 23, 2014, Pfenex Inc. (the “Company”) filed Post-Effective Amendment No. 1 to its Registration Statement on Form S-1 (Registration Statement No. 333-196539) (the “Registration Statement”) to update and supplement certain disclosures that had been provided in its preliminary prospectus dated July 7, 2014 as supplemented by a preliminary prospectus dated July 17, 2014 (the “Initial Preliminary Prospectus”). This free writing prospectus summarizes the amendments and supplements to the Initial Preliminary Prospectus that appear in the most recent preliminary prospectus included in Post-Effective Amendment No. 1 to the Registration Statement (the “Preliminary Prospectus”). These changes primarily reflect a decrease in the assumed initial public offering price to $6.00 per share, related changes, and an amendment to Pfenex’s certificate of incorporation. A copy of the Preliminary Prospectus is included in Post-Effective Amendment No. 1 to the Registration Statement and can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1478121/000119312514277133/d576774dposam.htm

Pfenex has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Pfenex has filed with the SEC for more complete information about Pfenex and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by clicking on the link above. Alternatively, Pfenex, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by contacting William Blair & Company, L.L.C., Attention: Prospectus Department, 222 West Adams Street, Chicago, IL 60606, telephone: 800-621-0687 or email prospectus@williamblair.com; or JMP Securities LLC, Attention: Prospectus Department, 600 Montgomery Street, 10th Floor, San Francisco, CA 94111, telephone: 415-835-8985. Our central index key, or CIK, on the SEC website is: 0001478121.

THE OFFERING

Common stock offered	8,333,333 shares

Common stock to be outstanding immediately after this offering	19,234,730 shares

Underwriters’ option to purchase additional shares	The underwriters have a thirty-day option to purchase up to 1,250,000 additional shares of common stock as described in “Underwriting.”

Use of proceeds	The net proceeds from the issuance of our common stock in this offering will be approximately $44.2 million, or approximately $51.2 million if the underwriters exercise in full their option to purchase additional shares, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $40 million to fund our ongoing and planned clinical development of PF582 and the remainder to fund our share of the planned Phase 3 clinical development of PF530. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” beginning on page 14 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
NYSE MKT Symbol	“PFNX”

The number of shares of our common stock to be outstanding after this offering is based on 10,901,397 shares of our common stock outstanding as of March 31, 2014, and excludes:

•	(i) 718,155 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2014 with a weighted average exercise price of $0.57 per share, and (ii) 259,223 shares of common stock issuable upon the exercise of stock options granted between March 31, 2014 and the date hereof with a weighted average exercise price of $11.59 per share, and

•	1,711,837 shares of common stock reserved for future grants under our stock-based compensation plans as of the date of this prospectus, consisting of:

•	1,356,219 shares of common stock reserved for future grants under our 2014 Equity Incentive Plan, which became effective immediately prior to the date of this prospectus, and any shares subject to stock options under our 2009 Equity Incentive Plan that expire or otherwise terminate without having been exercised in full and any shares issued pursuant to awards granted under such plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2014 Equity Incentive Plan equal to 961,755 shares;

•	355,618 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which became effective immediately prior to the date of this prospectus; and

•	Any shares of common stock that become available subsequent to this offering under our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan pursuant to the provisions thereof that automatically increase the shares reserved for issuance under such plans each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	the conversion of all outstanding shares of our redeemable convertible preferred stock, or our convertible preferred stock, into an aggregate of 8,634,847 shares of common stock immediately prior to the completion of this offering (which assumes the filing of a certificate of amendment to our amended and restated certificate of incorporation to change the conversion ratio of our Series A-1 Preferred Stock to approximately 0.91966 and the conversion ratio of our Series A-2 Preferred Stock to approximately 1.1406);

•	the issuance of 1,218,617 shares of common stock in connection with the payment of all accrued and unpaid dividends through July 29, 2014 upon the conversion of our convertible preferred stock to common stock immediately prior to the completion of this offering, and based on the assumed initial public offering price of $6.00 per share and further assuming the offering closes on July 30, 2014;

•	the filing of our amended and restated certificate of incorporation in connection with the completion of this offering;

•	the repurchase of 423,185 shares of our common stock at a purchase price of $0.31 per share in connection with the completion of this offering, pursuant to the amended and restated subscription agreement, dated May 2, 2014, entered into with certain stockholders, including Signet Healthcare Partners Accredited Partnership III, LP and Signet Healthcare Partners QP Partnership III, LP;

•	the forfeiture of an aggregate of 100,000 shares of common stock by members of our management team in connection with the completion of this offering;

•	no exercise of outstanding options; and

•	no exercise of the underwriters’ option to purchase additional shares.

On June 27, 2014, we effected a 2.812-for-1 reverse stock split of our outstanding common and preferred stock. This prospectus gives retroactive effect to the split for all periods presented.

Summary Consolidated Financial and Other Data

The following table sets forth a summary of our consolidated financial and operating data for the periods indicated. The statements of income data for the years ended December 31, 2012 and 2013 and the balance sheet data as of December 31, 2012 and 2013 have been derived from our audited financial statements included elsewhere in this prospectus. The statements of income data for the three months ended March 31, 2013 and 2014 and the balance sheet data as of March 31, 2014 have been derived from unaudited interim financial statements included elsewhere in this prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
	(in thousands except for share data)
Revenue	$11,294	$11,914	$3,385	$2,558
Expenses:
Cost of revenue(1)	7,253	6,423	2,029	1,908
Selling, general and administrative	6,876	6,698	1,783	1,495
Research and development(1)	1,792	5,490	780	678

Total expense	15,921	18,611	4,592	4,081

Loss from operations	(4,627)	(6,697)	(1,207)	(1,523)
Other expense, net	(7)	(36)	(1)	(18)

Loss before income taxes	(4,634)	(6,733)	(1,208)	(1,541)
Income tax benefit	2,041	2,671	482	(1)

Net loss	$(2,593)	$(4,062)	$(726)	$(1,542)

Effective preferred stock dividends(2)	$(1,589)	$(1,695)	$(408)	$(435)
Net loss attributable to common stockholders	$(4,182)	$(5,757)	$(1,134)	$(1,977)
Basic and diluted net loss per share attributable to common stockholders(3,4)	$(2.84)	$(3.76)	$(0.76)	$(1.28)
Basic and diluted weighted-average shares used to compute net loss per share attributable to common stockholders	1,474	1,531	1,497	1,548

Pro forma net loss per share - basic and diluted (unaudited)(3,4)		$(0.37)		$(0.14)
Pro forma weighted-average common shares outstanding - basic and diluted (unaudited)		10,861		10,878

(1)	Please refer to Note 1 of our consolidated financial statements for an explanation of the method used to recognize cost of revenue and research and development expense.
(2)	The holders of our convertible preferred stock are entitled to cumulative dividends prior and in preference to our common stock. Because the holders of our convertible preferred stock are entitled to participate in dividends, net loss attributable to common stockholders is equal to net loss adjusted for convertible preferred stock dividends for the period. Immediately upon the closing of this offering, all outstanding shares of our redeemable convertible preferred stock, or our convertible preferred stock, will be automatically converted into an aggregate of 8,634,847 shares of common stock and these holders will not be entitled to the cumulative dividends. See Note 16 to our financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders and for a description of convertible preferred stock, respectively. Please refer to Note 10 of our consolidated financial statements for an explanation of the cumulative preferred stock dividends.
(3)	Please refer to Note 16 of our consolidated financial statements for an explanation of the method used to calculate pro forma net loss per share – basic and diluted.
(4)	All share, per-share and related information have been retroactively adjusted, where applicable, to reflect the impact of a 2.812-for-1 reverse stock split, which was effected on June 27, 2014.

USE OF PROCEEDS

We estimate that the net proceeds we receive from this offering will be approximately $44.2 million based on the assumed initial public offering price of $6.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares in this offering from us is exercised in full, our estimated net proceeds will be approximately $51.2 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $6.00 per share would increase or decrease the net proceeds we receive from this offering by approximately $7.7 million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting estimated underwriter discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $5.6 million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to create a public market for our common stock, obtain additional capital, and facilitate our future access to the public equity markets, as well as to increase market awareness of our company and improve our competitive position.

We intend to use the proceeds from the offering as follows:

•	approximately $40 million will be used to fund our ongoing and planned clinical development of PF582, which we believe should be adequate to fund PF582 through completion of the currently planned Phase 3 trial; and

•	the remainder will be used to fund our share of the planned Phase 3 clinical development of PF530, which, along with our current cash on hand, we believe should be adequate to fund our share of the currently planned initial Phase 3 trial through completion.*

*	We intend to initiate a Phase 1 trial of PF530 in the second half of 2014. As indicated elsewhere in this prospectus, Strides Arcolab is responsible for funding third-party costs up to Phase 3 trials, at which time we share revenue and costs associated with the development of PF530.

The expected use of the net proceeds from this offering and our existing cash and cash equivalents represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts and the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties and any unforeseen cash needs. Our management will have broad discretion in the application of the net proceeds to us from this offering, and investors will be relying on the judgment of our management regarding the application of the proceeds. Pending their use, we plan to invest our net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

Pursuant to the terms of our certificate of incorporation in effect prior to the closing of the offering contemplated by this prospectus, the conversion of our outstanding convertible preferred stock into common stock requires the payment of all accrued and unpaid dividends to the holders of our convertible preferred stock. Our board of directors has the option to pay all accrued and unpaid dividends on our convertible preferred stock in either (i) cash or (ii) shares of common stock at the fair market value in effect at the time of the conversion. Our board of directors intends to issue shares of common stock to pay all accrued but unpaid dividends on our convertible preferred stock. As of March 31, 2014, there were cumulative unpaid dividends of $6.7 million for our Series A-1 and Series A-2 convertible preferred stock. Based on the assumed initial public offering price of $6.00 per share and further assuming that the offering closes on July 30, 2014, we will issue 1,218,617 shares of common stock upon completion of this offering to the holders of our outstanding Series A-1 and Series A-2 convertible preferred stock prior to the offering in satisfaction of these accrued dividends through July 29, 2014.

Other than the dividends described above, we do not currently intend to pay any cash dividends on our common stock in the foreseeable future, and instead intend to retain earnings, if any, for future operations and debt reduction. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and other factors that our board of directors considers relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding our financial condition. In addition, our revolving credit facility contains restrictions on our ability to pay dividends, for which we have obtained a waiver for the issuance of the shares of common stock to pay all accrued and unpaid dividend on our convertible preferred stock at the time of conversion.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2014:

•	on an actual basis;

•	on a pro forma basis, giving effect to the following events, which will occur in connection with and effective upon the consummation of this offering, as if such events occurred on March 31, 2014: (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 8,634,847 shares of common stock immediately prior to the completion of this offering (which assumes the filing of a certificate of amendment to our amended and restated certificate of incorporation to change the conversion ratio of our Series A-1 Preferred Stock to approximately 0.91966 and the conversion ratio of our Series A-2 Preferred Stock to approximately 1.1406); (ii) the filing of our amended and restated certificate of incorporation; (iii) the issuance of 1,218,617 shares of common stock in connection with the payment of all accrued and unpaid dividends through July 29, 2014 upon the conversion of our convertible preferred stock, based on the assumed initial public offering price of $6.00 per share and further assuming the offering closes on July 30, 2014; (iv) the repurchase of 423,185 shares of our common stock at a purchase price of $0.31 per share in connection with the completion of this offering, pursuant to the amended and restated subscription agreement, dated May 2, 2014, entered into with certain stockholders, including Signet Healthcare Partners Accredited Partnership III, LP and Signet Healthcare Partners QP Partnership III, LP; and (v) the forfeiture of an aggregate of 100,000 shares of common stock by members of our management team in connection with the completion of this offering; and

•	on a pro forma as adjusted basis to reflect, in addition, our sale of 8,333,333 shares of common stock in this offering at the assumed initial public offering price of $6.00 per share.

You should read the following table in conjunction with the sections titled “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in this prospectus.

	As of March 31, 2014
	(unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$5,135	$5,004	$49,196

Total assets	$30,271	$30,045	$74,237

Debt:
Credit facility	3,590	3,590	3,590

Total debt	3,590	3,590	3,590

Redeemable convertible preferred stock Series A-2, $0.001 par value per share 4,978,662 shares authorized and 3,556,186 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	47,000	-	-

Redeemable convertible preferred stock Series A-1, $0.001 par value per share 4,978,662 shares authorized and 4,978,661 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	61,180	-	-

Common Stockholders’ Equity (Deficit):
Preferred stock, $0.001 par value per share; no shares authorized, no shares issued and outstanding, actual; 10,000,000 authorized, no shares issued or outstanding, pro forma and pro forma as adjusted.	-	-	-
Common stock, $0.001 par value per share 12,514,224 shares authorized and 1,571,118 shares issued and outstanding, actual; 200,000,000 shares authorized, 10,901,397 pro forma shares issued and outstanding and 19,234,730 pro forma as adjusted	2	11	19
Additional paid-in capital	-	23,926	68,110
Accumulated deficit	(90,978)	(6,959)	(6,959)

Total stockholders’ equity (deficit)	(90,976)	16,978	61,170

Total capitalization	$20,794	$20,568	$64,760

The number of shares of our common stock to be outstanding after this offering on a pro forma as adjusted basis giving effect to our sale of 8,333,333 shares of common stock in this offering is based on 10,901,397 shares of our common stock outstanding on a pro forma basis as noted above as of March 31, 2014, and excludes:

•	(i) 718,155 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2014 with a weighted average exercise price of $0.57 per share, and (ii) 259,223 shares of common stock issuable upon the exercise of stock options granted between March 31, 2014 and the date hereof with a weighted average exercise price of $11.59 per share, and

•	1,711,837 shares of common stock reserved for future grants under our stock-based compensation plans as of the date of this prospectus, consisting of:

¡	1,356,219 shares of common stock reserved for future grants under our 2014 Equity Incentive Plan, which became effective immediately prior to the date of this prospectus, and any shares subject to stock options under our 2009 Equity Incentive Plan that expire or otherwise terminate without having been exercised in full and any shares issued pursuant to awards granted under such plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2014 Equity Incentive Plan equal to 961,755 shares;

¡	355,618 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which became effective immediately prior to the date of this prospectus; and

¡	Any shares of common stock that become available subsequent to this offering under our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan pursuant to the provisions thereof that automatically increase the shares reserved for issuance under such plans each year, as more fully described in “Executive Compensation — Employee Benefit Plans.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering.

As of March 31, 2014, our pro forma net tangible book value was approximately $4.6 million, or $0.43 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2014, assuming: (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 8,634,847 shares of common stock immediately prior to the completion of this offering (which assumes the filing of a certificate of amendment to our amended and restated certificate of incorporation to change the conversion ratio of our Series A-1 Preferred Stock to approximately 0.91966 and the conversion ratio of our Series A-2 Preferred Stock to approximately 1.1406), (ii) the repurchase of 423,185 shares of our common stock at a purchase price of $0.31 per share in connection with the completion of this offering, pursuant to the amended and restated subscription agreement, dated May 2, 2014, entered into with certain stockholders, including Signet Healthcare Partners Accredited Partnership III, LP and Signet Healthcare Partners QP Partnership III, LP., (iii) the issuance of 1,218,617 shares of common stock in connection with the payment of all accrued and unpaid dividends through July 29, 2014 upon the conversion of our convertible preferred stock (based on the assumed initial public offering price of $6.00 per share and further assuming the offering closes on July 30, 2014), (iv) the forfeiture of an aggregate of 100,000 shares of common stock by members of our management team in connection with the completion of this offering, and (v) the forgiveness of outstanding officer notes and interest receivable of $95 thousand, but excluding a related tax gross-up, with each of (i), (ii), and (iii) occurring immediately prior to the completion of this offering.

After giving effect to our sale in this offering of shares of our common stock at the assumed initial public offering price of $6.00 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been approximately $48.8 million, or $2.54 per share of our common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.11 per share to our existing stockholders and an immediate dilution of $3.46 per share to investors purchasing shares in this offering.

The following table illustrates this per share dilution in net tangible book value to new investors after giving effect to this offering:

Assumed initial public offering price per share		$6.00
Pro forma net tangible book value per share as of March 31, 2014	$0.43
Increase in pro forma net tangible book value per share attributable to new investors	2.11

Pro forma as adjusted net tangible book value per share after this offering		2.54

Dilution per share to new investors in this offering		$3.46

A $1.00 increase or decrease in the assumed initial public offering price of $6.00 per share would increase or decrease our pro forma as adjusted net tangible book value by $7.7 million, the pro forma as adjusted net tangible book value per share after this offering by $0.40, and the dilution per share to new investors by $0.60, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2014 after giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 8,634,847 shares of common stock immediately prior to the completion of this offering (which assumes the filing of a certificate of amendment to our amended and restated certificate of incorporation to change the conversion ratio of our Series A-1 Preferred Stock to approximately 0.91966 and the conversion ratio of our Series A-2 Preferred Stock to approximately 1.1406); (ii) the issuance of 1,218,617 shares of common stock in connection with the payment of all accrued and unpaid dividends through July 29, 2014 upon the conversion of our convertible preferred stock based on the assumed initial public offering price of $6.00 per share and further assuming the offering closes on July 30, 2014; (iii) the repurchase of 423,185 shares of our common stock at a purchase price of $0.31 per share in connection with the completion of the initial public offering, pursuant to the amended and restated subscription agreement, dated May 2, 2014, entered into with certain stockholders, including Signet Healthcare Partners Accredited Partnership III, LP and Signet Healthcare Partners QP Partnership III, LP; (iv) the forfeiture of an aggregate of 100,000 shares of common stock by members of our management team in connection with the completion of this offering; and (v) the completion of this offering at the assumed initial public offering price of $6.00 per share, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	10,901,397	57%	$23,911,918	32%	$2.19
New public investors	8,333,333	43%	49,999,998	68%	6.00

Total	19,234,730	100.0%	$73,911,916	100.0%	$3.84

Except as otherwise indicated, the above discussion and tables assumes no exercise by the underwriters of their option to purchase up to 1,250,000 additional shares from us. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own 53% and our new investors would own 47% of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock to be outstanding after this offering is based on 10,901,397 shares of our common stock outstanding as of March 31, 2014, and excludes:

•	(i) 718,155 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2014 with a weighted average exercise price of $0.57 per share, and (ii) 259,223 shares of common stock issuable upon the exercise of stock options granted between March 31, 2014 and the date hereof with a weighted average exercise price of $11.59 per share, and

•	1,711,837 shares of common stock reserved for future grants under our stock-based compensation plans as of the date of this prospectus, consisting of:

¡	1,356,219 shares of common stock reserved for future grants under our 2014 Equity Incentive Plan, which became effective immediately prior to the date of this prospectus, and any shares subject to stock options under our 2009 Equity Incentive Plan that expire or otherwise terminate without having been exercised in full and any shares issued pursuant to awards granted under such plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2014 Equity Incentive Plan equal to 961,755 shares;

¡	355,618 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which became effective immediately prior to the date of this prospectus; and

¡	Any shares of common stock that become available subsequent to this offering under our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan pursuant to the provisions thereof that automatically increase the shares reserved for issuance under such plans each year, as more fully described in “Executive Compensation — Employee Benefit Plans.”

PRINCIPAL STOCKHOLDERS

The following table presents information regarding beneficial ownership of our equity interests as of June 30, 2014, and as adjusted to reflect our sale of common stock in this offering, by:

•	each stockholder or group of stockholders known by us to be the beneficial owner of more than 5% of our outstanding equity interests;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Percentage ownership of our common stock before this offering is based on 10,106,320 shares of our common stock outstanding as of June 30, 2014, giving effect to the reverse stock split completed on June 27, 2014, and assumes the conversion of all outstanding shares of convertible preferred stock into an aggregate of 8,634,847 shares of common stock upon completion of this offering (which assumes the filing of a certificate of amendment to our amended and restated certificate of incorporation to change the conversion ratio of our Series A-1 Preferred Stock to approximately 0.91966 and the conversion ratio of our Series A-2 Preferred Stock to approximately 1.1406). For percentage ownership information after the offering in the table, we have assumed (i) no exercise of the underwriters’ over-allotment option, (ii) the repurchase of 423,185 shares of our common stock at a purchase price of $0.31 per share in connection with the completion of the initial public offering, pursuant to the amended and restated subscription agreement, dated May 2, 2014, entered into with certain stockholders, including Signet Healthcare Partners Accredited Partnership III, LP and Signet Healthcare Partners QP Partnership III, LP, (iii) the issuance of 1,218,617 shares of common stock in connection with the payment of all accrued and unpaid dividends through July 29, 2014 upon the conversion of our convertible preferred stock to common stock based on the assumed initial public offering price of $6.00 per share and further assuming the offering closes on July 30, 2014, and (iv) the forfeiture of an aggregate of 100,000 shares of common stock by members of our management team in connection with the completion of this offering. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of June 30, 2014 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each individual listed in this table is c/o Pfenex Inc., 10790 Roselle Street, San Diego, California 92121.

	Beneficial Ownership Prior to the Offering		Beneficial Ownership After the Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage

5% Stockholders:
Entities affiliated with The Dow Chemical Company(1)	4,578,660	45.30%	5,053,955	26.27%
Entities affiliated with Signet Healthcare Partners(2)	4,031,434	39.89%	4,319,557	22.46%
Named Executive Officers, Directors and Director Designees:
Bertrand C. Liang(3)	639,099	6.32%	578,099	3.01%
Patricia Lady(4)	45,753	*	45,753	*
Patrick K. Lucy(5)	133,401	1.32%	120,401	*
James C. Gale(6)	4,031,434	39.89%	4,319,557	22.46%
Kenneth Van Heel	—	—	—	—
William R. Rohn	—	—	—	—
Phillip M. Schneider	—	—	—	—
Charles Squires(7)	132,290	1.31%	119,290	*
All directors and executive officers as a group (10 persons)(8)	5,115,608	50.37%	5,303,731	27.50%

*	Less than one percent.
(1)	Consists of (i) 3,708,715 shares held of record by The Dow Chemical Company, a publicly traded company listed on the New York Stock Exchange under the ticker symbol “DOW” and (ii) 869,945 shares held of record by Dow Global Technologies LLC, a wholly-owned subsidiary of The Dow Chemical Company. Shares beneficially owned after this offering assumes the issuance of 384,989 shares of common stock to The Dow Chemical Company and 90,306 shares of common stock to Dow Global Technologies LLC in connection with the payment of all accrued and unpaid dividends upon the conversion of our convertible preferred stock to common stock. Mr. Van Heel, a member of our board of directors, is employed as Global Director of Portfolio Investments of The Dow Chemical Company. Mr. Van Heel is not deemed a beneficial owner of, and does not have a reportable pecuniary interest in, the shares held by The Dow Chemical Company or Dow Global Technologies LLC. The address for these entities is c/o The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674.
(2)	Consists of (i) 3,169,031 shares held of record by Signet Healthcare Partners QP Partnership III, LP, and (ii) 862,403 shares held of record by Signet Healthcare Partners Accredited Partnership III, LP. Shares beneficially owned after this offering assumes the issuance of 525,880 shares of common stock to Signet Healthcare Partners QP Partnership III, LP and 143,110 shares of common stock to Signet Healthcare Partners Accredited Partnership III, LP in connection with the payment of all accrued and unpaid dividends upon the conversion of our convertible preferred stock to common stock. Additionally, shares beneficially owned after this offering assumes the repurchase of 299,392 shares of our common stock from Signet Healthcare Partners QP Partnership III, LP and the repurchase of 81,475 shares of our common stock from Signet Healthcare Partners Accredited Partnership III, LP at a purchase price of $0.31 per share in connection with the completion of the initial public offering, pursuant to the amended and restated subscription agreement, dated May 2, 2014. Mr. James C. Gale, one of our directors, is a managing partner of Signet Healthcare Partners, LLC, which manages Signet Healthcare Partners QP Partnership III, LP and Signet Healthcare Partners Accredited Partnership III, LP, and therefore may be deemed to beneficially own these shares. The address for these entities is c/o Signet Healthcare Partners, 152 West 57th Street, 19th Floor, New York, NY 10019.
(3)	Consists of 637,980 shares held and options to purchase 1,119 shares of common stock that are exercisable within 60 days of June 30, 2014. Shares beneficially owned after the offering assume the forfeiture of 61,000 shares of common stock and consist of 576,980 shares held and options to purchase 1,119 shares that are exercisable within 60 days of June 30, 2014.
(4)	Consists of options to purchase 45,753 shares of common stock that are exercisable within 60 days of June 30, 2014.

(5)	Consists of 132,290 shares held and options to purchase 1,111 shares of common stock that are exercisable within 60 days of June 30, 2014. Shares beneficially owned after the offering assume the forfeiture of 13,000 shares of common stock and consist of 119,290 shares held and options to purchase 1,111 shares that are exercisable within 60 days of June 30, 2014.
(6)	Consists of the shares described in Note (2) above. Mr. Gale is a managing partner of Signet Healthcare Partners, LLC, which manages Signet Healthcare Partners QP Partnership III, LP and Signet Healthcare Partners Accredited Partnership III, LP, and therefore may be deemed to beneficially own these shares. The address for Mr. Gale is c/o Signet Healthcare Partners, 152 West 57th Street, 19th Floor, New York, NY 10019.
(7)	Consists of 132,290 shares held of record by Charles Squires. Dr. Squires was previously our Vice President of Discovery and External Partnerships before his retirement in December 2013. Shares beneficially owned after the offering assume the forfeiture of 13,000 shares of common stock and consist of 119,290 shares held.
(8)	Shares beneficially owned prior to the offering include 5,066,284 shares held and options to purchase 49,324 shares of common stock that are exercisable within 60 days of June 30, 2014.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as each will be in effect upon the closing of this offering, and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been or will be filed with the SEC as exhibits to this registration statement. References in this section to “the company,” “we,” “us” and “our” refer to Pfenex Inc. and not to any of its subsidiaries.

Following the closing of this offering, we expect that our authorized capital stock will consist of 200,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share.

Common Stock

As of March 31, 2014, there were 10,901,397 shares of common stock outstanding held by 17 stockholders of record, assuming (i) conversion of all outstanding shares of our convertible preferred stock into an aggregate of 8,634,847 shares of common stock immediately prior to the completion of this offering (which assumes the filing of a certificate of amendment to our amended and restated certificate of incorporation to change the conversion ratio of our Series A-1 Preferred Stock to approximately 0.91966 and the conversion ratio of our Series A-2 Preferred Stock to approximately 1.1406), (ii) the repurchase of 423,185 shares of our common stock at a purchase price of $0.31 per share in connection with the completion of the initial public offering, pursuant to the amended and restated subscription agreement, dated May 2, 2014, entered into with certain stockholders, including Signet Healthcare Partners Accredited Partnership III, LP and Signet Healthcare Partners QP Partnership III, LP, (iii) the forfeiture of an aggregate of 100,000 shares of common stock by members of our management team in connection with the completion of this offering and (iv) the issuance of 1,218,617 shares of common stock in connection with the payment of all accrued and unpaid dividends through July 29, 2014 upon the conversion of our convertible preferred stock to common stock immediately prior to the completion of this offering, and based on the assumed initial public offering price of $6.00 per share and further assuming the offering closes on July 30, 2014. As of March 31, 2014, we also had outstanding options to acquire 718,155 shares of our common stock.

Following the closing of this offering, there will be 200,000,000 shares of our common stock authorized for issuance. Pursuant to our amended and restated certificate of incorporation, holders of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders; provided, however, that, except as otherwise required by law, holders of our common stock, as such, shall not be entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our amended and restated certificate of incorporation. Pursuant to our amended and restated certificate of incorporation and amended and restated bylaws, corporate actions can generally be taken by a majority of our board and/or stockholders holding a majority of our outstanding shares, except as otherwise indicated in the section entitled “Anti-takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws,” where certain amendments to our amended and restated certificate of incorporation and amended and restated bylaws require the vote of 66 2/3% percent of our stockholders. Additionally, holders of our common stock will not be entitled to cumulative voting in the election of directors. This means that the holders of a plurality of the votes cast at a meeting of stockholders will be able to elect all of the directors then standing for election. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, holders of our common stock shall be entitled to receive dividends out of any of our funds legally available when, as and if declared by the board of directors. Upon the dissolution, liquidation or winding up of the company, subject to the rights, if any, of the holders of our convertible preferred stock, the holders of shares of our common stock shall be entitled to receive the assets of the company available for distribution to its stockholders ratably in proportion to the number of shares held by them. Holders of our common stock will not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in this offering, when paid for, will also be fully paid and nonassessable.

Common Stock Repurchase Right

On December 1, 2009, we entered into a subscription agreement with Signet Healthcare Partners Accredited Partnership III, LP and Signet Healthcare Partners QP Partnership III, LP, collectively, Signet, and WX Management Limited, or WX, pursuant to which we issued and sold 423,185 shares of our common stock at a purchase price of $0.31 per share. We retained the right to repurchase all of the shares issued to Signet and WX at the original purchase price of $0.31 per share. Our repurchase option on these shares is exercisable on a share-for-share basis for every one share issued pursuant to an option exercise under our 2009 Equity Incentive Plan or in the event the Company were to be acquired and options to purchase our common stock were assumed by our successor. On May 2, 2014, we amended this agreement to permit us to repurchase all remaining shares subject to this agreement upon completion of this offering.

Certificate of Amendment to Amended and Restated Certificate of Incorporation and Management Forfeiture

Prior to the closing of the offering contemplated by this prospectus, we anticipate amending our certificate of incorporation to change the conversion ratio of our preferred stock into common stock. Following the filing of the certificate of amendment, we expect the conversion ratio of our Series A-1 Preferred Stock will be adjusted such that each share of Series A-1 Preferred Stock will convert into approximately 0.91966 shares of common stock and each share of Series A-2 Preferred Stock will convert into approximately 1.1406 shares of common stock. The change in the conversion ratio will effectively increase the number of shares held by Signet Healthcare Partners Accredited Partnership III, LP and Signet Healthcare Partners QP Partnership III, LP by approximately 450,000 shares, and decrease the number of shares held by entities affiliated with The Dow Chemical Company by approximately 400,000 shares. Additionally, certain members of our executive management team, including Bertrand Liang, Patrick Lucy, Henry Talbot, and Charles Squires, will forfeit approximately 100,000 shares of common stock in the aggregate. See “Principal Stockholders.”

Preferred Stock

Pursuant to the provisions of our current certificate of incorporation, which will be in effect immediately prior to the closing of the offering, before the effectiveness of our amended and restated certificate of incorporation which will be in effect at the time of this offering, all of our outstanding convertible preferred stock will automatically convert into shares of common stock, with such conversion to be effective upon completion of this offering.

Following the closing of this offering, there will be no shares of preferred stock outstanding. Our board of directors will be authorized to issue not more than an aggregate of 10,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board of directors is authorized to establish, from time to time, the number of shares to be included in each series of preferred stock, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each series of preferred stock, and any of its qualifications, limitations or restrictions. Our board of directors also is able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any vote or action by stockholders. In the future, our board of directors may authorize the issuance of preferred stock with voting, dividend, conversion or other rights superior to rights of the holders of our common stock, or that could decrease the amount of earnings and assets available for distribution to the holders of our common stock. The issuance of our preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other consequences, have the effect of delaying, deferring or preventing a change in our control and might harm the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

Following the completion of this offering, the holders of shares of our common stock issued upon conversion of our convertible preferred stock or their permitted transferees are entitled to certain rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our convertible preferred stock financings, and include demand registration rights, piggyback registration rights and Form S-3 registration rights, subject to certain exceptions. In any registration made pursuant to such investors’ rights agreement, all fees, costs and expenses of underwritten registrations will be borne by us, and all selling expenses, including estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate five years following the completion of this offering or, with respect to any particular stockholder, at such time that the stockholder can sell all of its shares during any three month period pursuant to Rule 144 of the Securities Act.

Demand Registration Rights

Following the completion of this offering, the holders of an aggregate of 9,853,464 shares of our common stock, or their permitted transferees, are entitled to certain demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request at any time more than six months after the completion of this offering of holders of at least 50% of the shares that are entitled to registration rights under the investors’ rights agreement, to register, within 20 days after receiving such request, all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement. Such request for registration must cover a number of shares with an anticipated aggregate offering price of at least $5,000,000 (exclusive of underwriters’ discounts and commissions). We will not be required to effect a demand registration during the period from 90 days prior to the filing to 180 days following the effectiveness of a registration statement relating to a public offering of our securities.

Piggyback Registration Rights

Following the completion of this offering, the holders of an aggregate of 9,853,464 shares of our common stock or their permitted transferees are entitled to certain piggyback registration rights. If we register any of our securities for our own account after the completion of this offering, the holders of these shares are entitled to include their shares in the registration upon written request made within 20 days after notice of such registration is mailed by us. Both we and the underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations set forth in the investors’ rights agreement.

Form S-3 Registration Rights

Following the completion of this offering, the holders of an aggregate of 9,853,464 shares of our common stock, or their permitted transferees, are entitled to certain Form S-3 registration rights so long as the aggregate amount of shares to be offered and sold under such registration statement on Form S-3 is at least $1.0 million (net of any underwriters’ discounts or commissions). We are only obligated to file up to two registration statements on Form S-3 within a 12 month period. These registration rights are subject to specified conditions and limitations, including our ability to defer the filing of a registration statement with respect to an exercise of such Form S-3 registration rights for up to 90 days under certain circumstances.

Expenses of Registration

We will pay all expenses relating to any demand registrations, piggyback registrations and Form S-3 registrations, other than underwriting discounts and selling commissions.

Anti-takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Delaware Law

Certain provisions of Delaware law and our restated certificate of incorporation and bylaws that will become effective upon completion of this offering contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to negotiate with our board of directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws to become effective in connection with this offering include provisions that:

•	authorize our board of directors to issue, without further action by our stockholders, up to 10,000,000 shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors, the chief executive officer or the president;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;

•	specify that no stockholder is permitted to cumulate votes at any election of our board of directors; and

•	require a super majority of the stockholders and a majority of the board to amend certain of the above-mentioned provisions, including certain amendments related to our blank check preferred stock, removal of directors solely for cause, the classification of our board of directors, and the prohibition on cumulative voting.

Exclusive Jurisdiction

Under the provisions of our amended and restated certificate of incorporation to become effective upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim against us governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by our board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in the payment of a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law and our restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for common stock is expected to be American Stock Transfer & Trust Company, LLC, or AST. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, NY 11219. The transfer agent’s telephone number is 800-937-5449.

Listing

Our common stock has been approved for listing on the NYSE MKT under the symbol “PFNX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and although our common stock has been approved for listing on the NYSE MKT, we cannot assure you that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities at times and prices we believe appropriate.

Upon completion of this offering, based on our shares outstanding as of March 31, 2014 and after giving effect to (1) the automatic conversion of our outstanding convertible preferred stock into an aggregate of 8,634,847 shares of common stock immediately prior to the completion of this offering (which assumes the filing of a certificate of amendment to our amended and restated certificate of incorporation to change the conversion ratio of our Series A-1 Preferred Stock to approximately 0.91966 and the conversion ratio of our Series A-2 Preferred Stock to approximately 1.1406), (2) the issuance of 1,218,617 shares of common stock in connection with the payment of all accrued and unpaid dividends through July 29, 2014 upon the conversion of our preferred convertible stock to common stock immediately prior to the completion of this offering, and, based on the assumed initial public offering price of $6.00 per share and further assuming the offering closes on July 30, 2014, (3) the forfeiture of an aggregate of 100,000 shares of common stock by members of our management team in connection with the completion of this offering, and (4) the repurchase of 423,185 shares of our common stock at a purchase price of $0.31 per share in connection with the completion of the initial public offering, pursuant to the amended and restated subscription agreement, dated May 2, 2014, entered into with certain stockholders, including Signet Healthcare Partners Accredited Partnership III, LP and Signet Healthcare Partners QP Partnership III, LP, 19,234,730 shares of our common stock will be outstanding. All of the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions and the provisions of Rules 144 or 701, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	no shares will be eligible for sale on the date of this prospectus; and

•	approximately 10,900,000 shares will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described below, beginning more than 180 days after the date of this prospectus, subject in some cases to applicable volume limitations under Rule 144.

We may issue shares of our common stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with exercise of stock options, vesting of restricted stock units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our common stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the common stock will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Lock-up Agreements and Market Stand-Off Provisions

We, our directors and officers and substantially all of the holders of our equity securities have agreed, subject to certain exceptions, not to offer, sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representative(s) named therein on behalf of the underwriters. These agreements are described in the section of this prospectus captioned “Underwriting.” In addition to the lock-up agreements, our equity agreements contain market stand-off provisions restricting the sale or transfer of common stock or securities convertible into common stock for the 180 day period described above.

The representative(s) have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, the representative(s) would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market of our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate for purposes of the Securities Act at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, subject only to the availability of current public information about us. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the completion of this offering, without regard to the registration requirements of the Securities Act or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 190,000 shares immediately after this offering; and

•	the average weekly trading volume in our common stock on the NYSE MKT during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701, an employee, director, officer, consultant or advisor of the Company who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of March 31, 2014, 113,083 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. All of these shares, however, are subject to lock-up agreements or market stand-off provisions as discussed above, and, as a result, these shares will only become eligible for sale at the earlier of the expiration of the lock-up period or upon obtaining the consent of the representative(s) on behalf of the underwriters to release all or any portion of these shares from the lock-up agreements.

Stock Options

As of March 31, 2014, options to purchase an aggregate 718,155 shares of our common stock were outstanding. We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of our common stock subject to outstanding stock options and all shares issuable under our stock plans. We expect to file the registration statement covering these shares after the date of this prospectus, which will permit the resale of such shares by persons who are non-affiliates of ours in the public market without restriction under the Securities Act, subject, with respect to certain of the shares, to the provisions of the lock-up agreements and market stand-off provisions described above.

Registration Rights

Upon completion of this offering, the holders of approximately 9,853,461 shares of our common stock, will be eligible to exercise certain rights to cause us to register their shares for resale under the Securities Act, subject to various conditions and limitations. These registration rights are described under the caption “Description of Capital Stock—Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable, and a large number of shares may be sold into the public market. If that occurs, the market price of our common stock could be adversely affected.